Arthur Don
Tel 312.456.8438
Fax 312.456.8435
dona@gtlaw.com

January 28, 2016

Ariel Investments, LLC
200 East Randolph Drive, Suite 2900
Chicago, Illinois 60601

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Ariel Investment Trust Post-Effective Amendment No. 59 under the Securities Act of 1933 - Fil No. 33-7699 and Amendment No. 59 under the Investment Company Act of 1940 - File No. 811-4786

Dear Sir or Madam:

On behalf of Ariel Investment Trust (the “Company”), attached for filing pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) is Post-Effective Amendment No. 59 to the Company’s registration statement under the Securities Act, filed on Form N-1A.

       This amendment is being filed pursuant to Rule 485(b) under the Securities Act.  The amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.  Please note that the filing also incorporates changes relating to the staff’s comments received on or about January 13, 2016, in connection with an earlier filing by the Company under Rule 485(a) under the Securities Act.

If you have any questions regarding the attached filing or require any additional information, please call me at (312) 456-8438.

Very Truly Yours,

GREENBERG TRAURIG, LLP

/s/ Greenberg Traurig, LLP

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